REFERENCE No: 82-34854

Regulatory Announcement

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Company	C&C Group Plc
TIDM	CCR
Headline	Holding(s) in Company
Released	11:36 20-Sep-05
Number	4931R

SCHEDULE 10

ION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

C & C Group plc

2. Name of shareholder having a major interest

FMR Corporation
Fidelity International Limited
Edward C Johnson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FMR Corporation
Fidelity International Limited
Edward C Johnson

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See attached list

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
N/A	**N/A**	**119,114**	**0.036%**

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary shares of E0.01 each	N/A	20/9/2005

12. Total holding following this notification

48,564,006

13. Total percentage holding of issued class following this notification

14.99%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Noreen O'Kelly
Group Secretary
+ 353 1 616 1103

16. Name and signature of authorised company official responsible for making this notification

9/27

Noreen O'Kelly
Group Secretary

Date of notification 20 September 2005

FMR Corporation
Fidelity International Limited
Shareholding in C&C Group plc

Shares held	Management Company	Nominee / Registered Name
323,008	FII	JP MORGAN, BOURNEMOUTH Total
49,731	FIL	BANK OF NEW YORK BRUSSELS Total
37,759	FIL	BANK OF NEW YORK EUROPE LDN Total
151,068	FIL	BROWN BROS HARRIMN LTD LUX Total
2,162,426	FIL	JP MORGAN, BOURNEMOUTH Total
174,400	FIL	NATIONAL ASTL BK MELBOURNE Total
107,751	FIL	NORTHERN TRUST LONDON Total
53,915	FIL	STATE STR BK AND TR CO LNDN (S Total
23,000,017	FISL	JP MORGAN, BOURNEMOUTH Total
3,785,100	FMRCO	BROWN BROTHERS HARRIMAN AND CO Total
7,324,800	FMRCO	JP MORGAN CHASE BANK Total
57,611	FMRCO	NOTHERN TRUST LONDON Total
3,019,972	FMRCO	STATE STREET BANK AND TR CO Total
130,000	FMTC	BANK OF NEW YORK Total
362,154	FMTC	BROWN BROTHERS HARRIMAN AND CO Total
120,000	FMTC	JP MORGAN CHASE BANK Total
93,600	FMTC	NORTHERN TRUST CO Total
726,886	FMTC	STATE STREET BANK AND TR CO Total
115,938	FPM	BANK OF NEW YORK BRUSSELS Total
18,419	FPM	CHASE MANHATTAN LONDON Total
57,304	FPM	CHASE MANHTTN BK AG FRNKFRT (S)
15,788	FPM	DEXIA PRIVATBANK Total
396,300	FPM	HSBC BANK PLC Total
3,471,642	FPM	JP MORGAN, BOURNEMOUTH Total
31,900	FPM	JP MORGAN CHASE BANK Total
74,752	FPM	MELLON BANK Total
1,244,268	FPM	NORTHERN TRUST LONDON Total
1,436,111	FPM	STATE STR BK AND TR CO LNDN (S)
21,386	FIA(K)L	STATE STREET HONG KONG
48,564,006		TOTAL

END

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